FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2014

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: May 27, 2014

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	English translation of an amendment of the announcement of the corporate split of Kyocera Corporation (“Rinji-houkokusho no Teisei-houkokusho”)

English translation of an amendment of the announcement of the corporate split of Kyocera Corporation (“Rinji-houkokusho no Teisei-houkokusho)

1. Reason for Filing

Kyocera Corporation (the “Company”) filed, in accordance with Paragraph 4 of Article 24-5 of the Financial Instruments and Exchange Law and Sub-Paragraph 7 of Paragraph 2 of Article 19 of Ordinance of Cabinet Office relating to Disclosure of Corporation, following a resolution of its Meeting of Board of Directors adopted on February 24, 2014, the Company split off the marketing and sales division of its crystal components business and transfer these operations, by means of corporate split effective on April 1, 2014, to Kyocera Crystal Device Corporation (KCD), a wholly owned consolidated subsidiary of the Company, which specializes in the development and manufacture of crystal components.

The Company hereby files an amendment of the announcement pursuant to Paragraph 5 of Article 24-5 of the Financial Instruments and Exchange Law because consideration for corporate split has been finalized thereafter.

2. Items Amended

(5)	Status of the succeeding company after corporate split

3. Matters Amended

Amended portions are indicated by underlines as follows:

(5)	Status of the succeeding company after corporate split

(Before amendment)

Trade Name	Kyocera Crystal Device Corporation
Location of Headquarter	Higashine-shi, Yamagata
Name and Title of Representative	Shigeaki Kinori, President and Representative Director
Capital Amount	16,318 million yen
Total Shareholders’ Equity*	Not yet determined
Total Assets*	Not yet determined
Principal Businesses	Development, Manufacturing and Sales of Crystal Components

*	As of the date of submission of this report, total shareholders’ equity and total assets of the succeeding company have not yet been determined.

(After amendment)

Trade Name	Kyocera Crystal Device Corporation
Location of Headquarter	Higashine-shi, Yamagata
Name and Title of Representative	Shigeaki Kinori, President and Representative Director
Capital Amount	16,318 million yen
Total Shareholders’ Equity*	30,299 million yen
Total Assets*	35,525 million yen
Principal Businesses	Development, Manufacturing and Sales of Crystal Components

*	Total shareholders’ equity and total assets of the succeeding company did not include the impact caused by the absorption-type merger which Kyocera Crystal Device Corporation implemented with Kyocera Crystal Device Hokkaido Corporation on April 1, 2014.